UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Tilly’s, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-35535	45-2164791
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

10 Whatney, Irvine, CA	92618
(Address of principal executive offices)	(Zip Code)
Michael L. Henry
Chief Financial Officer
Tilly’s, Inc.
(949) 609-5599
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019

INFORMATION TO BE INCLUDED IN THE REPORT
Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
In July 2010, the United States Congress enacted legislation that requires certain public companies to provide disclosure about the use in products they manufacture (or contract to manufacture) of tin, tantalum, tungsten, gold or their derivatives (“Conflict Minerals”) emanating from the Democratic Republic of the Congo and its adjoining countries (the “Covered Countries”). The legislation is codified in Section 13(p), and Rule 13p-1 (the “Rule”), under the Securities Exchange Act of 1934, as amended (the “Act”), and applies to issuers that manufacture or contract to manufacture products for which Conflict Minerals are necessary to the functionality or production.
As required by the Rule, Tilly’s, Inc. (the “Company”) undertook an analysis of its products to determine whether it would be deemed under the Rule to manufacture or contract to manufacture any product in which any Conflict Mineral was necessary to the functionality or production of such product. As a retail business, the Company determined that most of the products it sells are not subject to the Rule because it purchases such finished products from suppliers for re-sale, and it does not typically contract for their manufacture. As a result of the analysis, the Company determined that during the reporting period January 1, 2019 to December 31, 2019 (the “Relevant Period”), the Company contracted with certain vendors (the “Covered Vendors”) to manufacture certain products (the “Covered Products”) that might contain Conflict Minerals necessary to the functionality or production of the Covered Products. Accordingly, the Company conducted a reasonable country of origin inquiry with respect to Conflict Minerals in such Covered Products (the “RCOI”), as required by the Act.
The Company’s RCOI process commenced with the preparation of a conflict minerals questionnaire based on the model questionnaires prepared by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative. The questionnaires were then distributed electronically to all Covered Vendors, as well as any other vendors that were used in the manufacture of the Company’s products or were contracted to manufacture products for the Company during the Covered Period (collectively, the “Vendors”). The Vendors completed such questionnaires and electronically returned them to the Company. Buying and legal personnel at the Company then reviewed the responses. When the nature of a response warranted further analysis, Company personnel contacted the relevant Vendor for further evidence, either oral or written, to clarify or validate the response.
Based on the results of its RCOI, the Company determined it has no reason to believe that, during the Relevant Period, its Covered Products contain Conflict Minerals that may have originated in the Covered Countries. The foregoing information is separately disclosed on the Company’s website at www.tillys.com, on the Investor Relations page, under the heading “Conflict Minerals Disclosure.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Tilly’s, Inc.
(Registrant)

/s/ Michael L. Henry	May 29, 2020
By: Michael L. Henry, Chief Financial Officer	(Date)